Alliance Premier Growth Fund, Inc.	(the "Fund")	  Exhibit 77E
811-6730

     Except as provided below, there are no material pending or threatened litigation, assessments or claims that have been asserted by or against the Fund.

     The Fund has been named as a nominal defendant in Lawrence E. Jaffe Pension Plan, Lawrence E. Jaffe Trustee U/A 1198 v. Alliance Capital Management L.P. This is a purported shareholder derivative action brought under Sections 36(a) and 36(b) of the Investment Company Act of 1940 to recover investment advisory fees paid by the Fund to its investment advisor. The Fund is named as a nominal defendant to this action pursuant to established pleading requirements in derivative actions; however, no relief is sought in this action against the Fund.

     The Fund has been named as a defendant in Patrick J. Goggins v. Alliance Capital Management L.P. This is a purported class action brought under Sections 11, 12 and 20 of the Securities Act of 1933 to recover an unspecified amount of alleged damages relating to the Fund's investment in Enron securities. The Fund has until March 3, 2003 to respond to the complaint.

 Mflegal/coregrp/bullock/apgf/nsar.jan20003